FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

The Deferred Annual Bonus Plan - Post-Tax Awards

The Deferred Annual Bonus Plan (DABP) was approved by shareholders on 20 May 2009, and allows a performance related opportunity in the form of conditional awards to be made to eligible employees.

All Executive Directors and Corporate Executive Team (CET) members are required to defer 25% of any bonus earned into shares and may choose to invest up to an additional 25% (i.e. up to a maximum of 50%) of any bonus earned into shares for three years on a pre-tax basis (Deferred Bonus Award) and/or post-tax (Co-Investment Shares) basis.

On 13 February 2014 the Company announced the awards made to individuals who had elected to participate in the DABP in respect of their 2013 bonus on a gross or pre-tax basis, and stated that DABP post-tax awards would be the subject of a separate announcement following the award date. This announcement relates an individual who elected to participate in the DABP in respect of her 2013 bonus on a post-tax basis.

The Company will match Ordinary Shares or American Depositary Shares (ADSs) up to one-for-one depending on the achievement of the performance targets (Matching Award). The performance measures as set out below, vesting schedules and performance period for the Matching Award will be the same as for the PSP awards previously announced 13 February 2014.

Dividends accrue on the Deferred Co-investment shares during the performance period. Dividends also accrue on the conditionally awarded Matching shares during the performance period, but will only vest to the extent that the Matching shares themselves vest at the end of the relevant performance period. These dividends are not included in the figures that follow.

The vesting of the Matching Award is subject to the following three equally weighted performance measures which directly link to the Company's strategy:

Key strategic priorities	Performance Measure	Proportion of each award
Deliver value to shareholders	Total Shareholder Return (TSR)	1/3rd
Simplify the operating model	Adjusted free cash flow	1/3rd
Deliver more products of value	Research & Development (R&D) new product performance	1/3rd

The performance period for the awards is three years from 1 January 2014 to 31 December 2016.

TSR measure
One third of each conditional award is based on relative TSR. This measure compares the TSR of the Company's Ordinary Shares over the performance period with the TSR of the shares of nine (9) other global pharmaceutical companies (i.e. a comparator group of 10 companies including the Company). The vesting schedule is based on delivering 30% vesting for achieving median performance. However, in a group of 10 companies, the median (position 5.5) falls between two companies. Therefore, 0% will vest if the Company's TSR is ranked 6th and 44% will vest if its TSR is ranked 5th, i.e. above median, in the comparator group. The maximum amount will vest for this element, if the Company's TSR is ranked in positions 1, 2 or 3.

The companies in the TSR comparator group are AstraZeneca, Bristol-Myers Squibb, Eli Lilly, Johnson & Johnson, Merck, Novartis, Pfizer, Roche Holdings, Sanofi and GlaxoSmithKline.

Adjusted free cash flow measure
One third of each conditional award is based on adjusted free cash flow. This element of the award will vest as follows:

	Adjusted free cash flow performance	% vesting
Below threshold	< £ 13.68bn	0%
Threshold	£ 13.68bn	25%
	£ 14.10bn	50%
	£ 15.51bn	75%
Maximum	£ 16.22bn	100%

R&D new product measure
One third of each conditional award is based on R&D new product performance. Due to commercial sensitivity, the Remuneration Committee has decided that the R&D new product target cannot be published at the time of grant. The target and vesting outcome will be disclosed in full at the end of the performance period.

25% of this element will vest if the performance threshold level is attained, rising to 100% for stretching performance exceeding 122% of the set threshold. Below the set threshold, none of this element will vest.

To the extent that each element of a conditional award does not vest at the end of the three-year performance period, it will lapse.

For the following US participant who elected to defer on a post-tax basis, the Matching Award for the Co-Investment Shares has been granted as a conditional award over ADSs. As noted above, the percentage of Matching Awards over Ordinary Shares and ADSs ultimately vesting will be dependent on performance.

Number of ADS underlying the Co-Investment Shares
Ms D Connelly	1,033

	Number of ADSs potentially vesting in respect of the the Matching Award subject to the TSR measure
	(N.B. One ADS represents two Ordinary Shares)
ADSs	6th position or below	5th position	Maximum
Ms D Connelly	Nil	152	344

	Number of ADSs potentially vesting in respect of the Matching Award subject to the adjusted free cash flow and R&D new product measures (N.B. One ADS represents two Ordinary Shares)
ADSs	Below threshold	At threshold	Maximum
Ms D Connelly	nil	172	689

The Co-Investment Shares will cease to be Co-Investment Shares and the Matching Award will vest on the vesting date. The vesting date will be the later of the date, following the end of the three year performance period, on which the Remuneration Committee determines the extent to which the performance conditions have been satisfied, the third anniversary of the Award Date or such date as determined by the Remuneration Committee.

The above award was approved by the Remuneration Committee on 12 February 2014. The Co-Investment Shares were acquired, in accordance with the 2009 Deferred Annual Bonus Plan rules, on 14 March 2014 at an ADS price of US$54.35.

The Company and Person Discharging Managerial Responsibility were advised of this transaction on 17 March 2014.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

17 March 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 17, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc